Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

BROADCOM CORPORATION

ARTICLE I

The name of this corporation is Broadcom Corporation.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

This corporation is authorized to issue two classes of stock, to be designated, respectively, “Class A Common Stock” and “Class B Common Stock.” The total number of shares of stock which this corporation is authorized to issue is twenty-eight billion (28,000,000,000) shares. Twenty-four billion (24,000,000,000) shares shall be Class A Common Stock, par value $0.0001 per share. Four billion (4,000,000,000) shares shall be Class B Common Stock, par value $0.0001 per share. The board of directors of this corporation may determine the rights, preferences, privileges and restrictions granted to or imposed upon the holders of each class of stock authorized herein.

ARTICLE IV

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE V

This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

Dated: February 1, 2016

/s/ Patricia H. McCall
Patricia H. McCall
Vice President and Secretary